Exhibit 107.1

CALCULATION OF REGISTRATION FILING FEE

424(b)(5)

 (Form Type)

Smith & Nephew plc

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee(1)
		Newly Registered Securities
Fees to Be Paid	Unallocated (Universal) Shelf	5.150% Notes due 2027	457(r)	$350,000,000	99.893%	$349,625,500	$0.00014760	$51,604.73
Fees to Be Paid	Unallocated (Universal) Shelf	5.400% Notes due 2034	457(r)	$650,000,000	99.695%	$648,017,500	$0.00014760	$95,647.39
	Total Offering Amounts					$997,643,000		$147,252.11
	Total Fees Previously Paid							-
	Total Fee Offsets							-
	Net Fees Due							$147,252.11

(1)	Calculated in accordance with Rule 457(r) under the U.S. Securities Act of 1933, as amended.